Exhibit 99.1
WNS (Holdings) Limited Announces Details of Annual General Meeting of Shareholders
NEW YORK, NY and MUMBAI, INDIA, September 17, 2010 — WNS (Holdings) Limited (NYSE: WNS), a leading global business process outsourcing (BPO) provider, today announced that the annual general meeting of its shareholders will be held on Wednesday, October 20, 2010, beginning at 11.30 am, (Jersey time), at 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands.
The Company’s annual report on Form 20-F for the financial year ended March 31, 2010 (the “Annual Report”), containing its annual consolidated financial statements for the financial year ended March 31, 2010 and the auditors’ report thereon, was filed with the Securities and Exchange Commission on June 15, 2010. The Company distributed the notice of annual general meeting, proxy statement and form of proxy on or about September 17, 2010.
The Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card are available on the investor relations page of the Company’s corporate website, www.wns.com. Shareholders may also obtain a copy of the Annual Report, notice of the annual general meeting, proxy statement, form of proxy and ADR voting card, free of charge, by sending a written request to the Company’s registered office at: 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands or by sending an e-mail to ssd@capitaregistrars.com attention Dominic Hebert or to the attention of Ameya Paranjape at ameya.paranjape@wns.com.
About WNS
WNS (Holdings) Ltd. (NYSE: WNS) is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. For more information, visit www.wns.com. Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wns.com
Contact
Investor Contact:
Alan Katz
SVP, Investor Relations
WNS Global Services
Tel: +1 212 277-8183
Email: ir@wns.com